

July 26, 2005

Mail Stop 7010

*By U.S. Mail and facsimile to (978) 532-4956*

Michael Umana
Chief Financial Officer
Saucony, Inc.
13 Centennial Drive
Peabody, Massachusetts 01960

> **Re:** **Saucony, Inc**
> **Amendment No. 1 to Schedule 14A**
> **Filed July 11, 2005**
> **File No. 000-05083**

Dear Mr. Umana:

　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 16
Background of the Merger, page 16

1. Please clarify how your board resolved the issue of environmental contamination with Stride Rite. We note your disclosure on page 20 that "although the other bidder's bid did not include conditions related to environmental issues at our Brookfield, Massachusetts facility that had previously been raised by the other bidder. . . ." Please explain the resolution of this issue so that investors have a clearer picture of the background of the merger.

Opinion of the Financial Advisor, page 26
Comparable Company Trading Values Analysis, page 28

2. Please confirm that you have stated the correct numbers for the range in the last paragraph on page 29 and the last sentence of the first paragraph on page 30. Revise, if necessary.

Miscellaneous, page 37

3.  Please clarify Mr. Holman's role with respect to Chestnut Partners, Inc.

4.  Please disclose the total compensation paid to Chestnut Securities, Inc. and the total compensation paid to Chestnut Partners during each of the previous two years.  See Item 1015(b)(4) of Regulation M-A.

5.  Disclose the estimated dollar amounts payable to Chestnut Securities, Inc. assuming you complete the transaction.  See Item 1015(b)(4) of Regulation M-A.

Security Ownership of Management and Certain Beneficial Owners, page 68

6.  We note from a recent news article dated July 5, 2005 in the *Boston Globe* that West Coast Asset Management has possibly sold all of its Saucony stock.  Please confirm to us whether this is true and revise your table as necessary, for this and any additional changes.  We note that there do not appear to be any Section 13 filings made by this entity, however.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.  Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Hal J. Leibowitz, Esq. (*via facsimile* 617/526-5000)
        Wilmer Cutler Pickering Hale & Dorr LLP
        60 State Street
        Boston, Massachusetts 02109